Exhibit 21.1

21.1 List of Subsidiaries as of March 31, 2007

Name of Subsidiary	Jurisdiction of Incorporation
KEMET Electronics Corporation	Delaware
KEMET Services Corporation	Delaware
KRC Trade Corporation	Delaware
The Forest Electric Company	Illinois
KEMET de Mexico, S.A. de C.V.	Mexico
KEMET Electronics (Canada) Limited	Canada
KEMET Electronics, S.A.	Switzerland
KEMET Electronics GmbH	Germany
KEMET Electronics SARL	France
KEMET Electronics Ltd.	United Kingdom
KEMET Electronics Portugal, S.A.	Portugal
KEMET Electronics Asia Pacific Pte Ltd.	Singapore
KEMET Electronics Marketing (S) Pte Ltd.	Singapore
KEMET Electronics Asia Limited	Hong Kong
KEMET Electronics (Shanghai) Co., Ltd.	People’s Republic of China
KEMET Electronics Greater China Limited	Hong Kong
KEMET Electronics (Suzhou) Co., Ltd.	People’s Republic of China
KEMET Electronics Japan Co., Ltd.	Japan
KEMET Electronics Pty Ltd.	Australia
KEMET Tantalum Pty Ltd.	Australia